UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48938 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J Alden Associates Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 837
(No. and Street)

| Jenkintown | PA | 19046 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A Engelbach (215) 572-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

| One Bala Avenue, Suite 234 | Bala Cynwyd | PA | 19004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Peter A. Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J Alden Associates Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER, Notary Public
Abington Twp., Montgomery County
My Commission Expires May 22, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on internal Account Control
- ☒ (p) A report on exemption provision to Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J. ALDEN ASSOCIATES, INC.

## REPORT CONTAINING FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

### FOR THE YEAR ENDED DECEMBER 31, 2018

### AND

### ACCOUNTANT'S REPORT THEREON PURSUANT TO RULE 17A-5

### OF THE SECURITIES AND EXCHANGE COMMISSION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

DECEMBER 31, 2018

---

TABLE OF CONTENTS

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
J. Alden Associates, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of J Alden Associates, Inc.(the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplementary Information**

TheComputation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplementary information"),has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17

C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2017.

Bala Cynwyd, PA 19004

February 25, 2019

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2018

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 595,113 |
| Restricted Cash | | 25,098 |
| Receivables From Brokers and Dealers | | 3,585 |
| Receivables From Non-Customers | | 55,585 |
| Prepaid Expenses | | 22,605 |
| Total Current Assets | $ | 701,986 |

**FURNITURE AND EQUIPMENT**

Furniture and Equipment, at Cost

| | | |
|---|---|---:|
| Net of Accumulated Depreciation of $80,703 | | 5,600 |

**OTHER ASSETS**

| | | |
|---|---|---:|
| Security Deposits | | 2,315 |

| | | |
|---|---|---:|
| **TOTAL ASSETS** | $ | 709,901 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Other Borrowed Funds | $ | 11,981 |
| Accounts Payable and Accrued Expenses | | 580,117 |
| Accrued Payroll Taxes | | 564 |
| Total Current Liabilities | | 592,662 |

**STOCKHOLDER'S EQUITY**

| | | |
|---|---|---:|
| Common Stock. Class A, 500 shares authorized, 90 issued, outstanding, no par value, no stated value | | 120,391 |
| Common Stock, Class B, 500 authorized, 90 issued and outstanding, no par value, no stated value | | 20,000 |
| Accumulated Deficit | | (23,152) |
| Total Stockholder's Equity | | 117,239 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 709,901 |

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| Revenues | | |
| Commissions | $ | 396,277 |
| Interest and Dividends | | 4,396 |
| Mutual Fund Fees | | 43,692 |
| Other Income | | 1,519,867 |
| Total Revenues | | 1,964,232 |
| | | |
| Expenses | | |
| Commission Expense | | 1,449,219 |
| Employee Compensation and Benefits | | 234,424 |
| Clearance Fees | | 34,028 |
| Professional Fees | | 61,144 |
| Travel and Entertainment | | 21,226 |
| Occupancy Expense | | 25,854 |
| Communication Expense | | 25,594 |
| Taxes, Other than Income Taxes | | 20,765 |
| Equipment Rental | | 512 |
| Other Operating Expenses | | 85,170 |
| Total Expenses | | 1,957,936 |
| | | |
| Net Income | $ | 6,296 |

The notes to financial statements are an integral part of these financial statements.

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2018

Common Stock, no par value, 2000 Shares Authorized,
  1303 Shares Issued

| | | |
|---|---|---:|
| Shares Outstanding, January 1, 2018 | | 1,073 |
| Shares Outstanding December 31, 2018 | | 0 |
| Balance, at Cost, January 1, 2018 | $ | 142,804 |
| Balance, at Cost, Transferred To Common Stock, Class - A | | (142,804) |
| Balance, at Cost, December 31, 2018 | $ | 0 |

Common Stock - Class A, no par value, 500 Shares Authorized,
  10 Shares Issued

| | | |
|---|---|---:|
| Shares Outstanding, January 1, 2018 | | 0 |
| Shares Outstanding, December 31, 2018 | $ | 10 |
| Balance, at Cost, January 1, 2018, Transferred From Common Stock | | 142,804 |
| Treasury Stock, at Cost, Transferred | | (22,413) |
| Balance, at Cost, December 31, 2018 | $ | 120,391 |

Common Stock - Class B, no par value, 500 Shares Authorized,
  90 Shares Issued

| | | |
|---|---|---:|
| Shares Outstanding, January 1, 2018 | | 0 |
| Shares Outstanding, December 31, 2018 | $ | 90 |
| Balance, at Cost, January 1, 2018 | | 0 |
| Contributed Capital | | 20,000 |
| Balance, at Cost December 31, 2018 | $ | 20,000 |

Accumulated Deficit

| | | |
|---|---|---:|
| Balance, January 1, 2018 | $ | (29,448) |
| Net Income | | 6,296 |
| Balance, December 31, 2018 | $ | (23,152) |

Treasury Stock

| | | |
|---|---|---:|
| Shares, January 1, 2018 | | 230 |
| Shares, December 31, 2018 | | 0 |
| Balance, at Cost, January 1, 2018 | | (22,413) |
| Shares, at Cost, Transferred to Common Stock, Class - A | | (22,413) |
| Balance at Cost, December 31, 2018 | $ | 0 |

| | | |
|---|---|---:|
| Total Stockholder's Equity | $ | 117,239 |

The notes to financial statements are an integral part of these financial statements.

# J. ALDEN ASSOCIATES, INC.
## (AN S CORPORATION)

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
## OF GENERAL CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---|
| Subordinated Borrowings at January 1, 2018 | $ | 0 |
| Changes In Subordinated Borrowings | | 0 |
| Subordinated Borrowings at December 31, 2018 | $ | 0 |

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:

| | |
|---|---:|
| Net Income | $ 6,296 |
| | |
| Adjustments to Reconcile Net Income to Net Cash | |
| Provided by Operating Activities: | |
| Depreciation Expense | 1,898 |
| Decrease In Assets | |
| Receivables from Brokers and Dealers | 1,664 |
| Receivables from Non-Customers | 123,886 |
| Prepaid Expenses | (13,584) |
| | |
| Increase (Decrease) In Liabilities: | |
| Accounts Payable and Accrued Expenses | (28,164) |
| Accrued Payroll Taxes | (528) |
| Total Adjustments | 85,172 |
| Net Cash Provided by Operating Activities | 91,468 |
| | |
| Cash Flows From Investing Activities: | |
| Purchase of Furniture and Equipment | (1,361) |
| Net Cash Used By Investing Activities | (1,361) |
| | |
| Cash Flows From Financing Activities: | |
| Proceeds From Other Borrowed Funds | 15,280 |
| Payments on Other Borrowing Funds | (3,299) |
| Proceeds From Issuance of Common Stock | 20,000 |
| Net Cash Provided By Financing Activities | 31,981 |
| | |
| Net Increase In Cash | 122,088 |
| | |
| Cash - January 1, 2018 | 498,123 |
| | |
| Cash - December 31, 2018 | 620,211 |
| | |
| Supplemental Cash Flows Disclosures: | |
| Interest Paid | $ 237 |

The notes to financial statements are an integral part of these financial statements.

Note 1

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. ("Company") was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

## USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## RESTRICTED CASH

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

## RECEIVABLES FROM BROKERS AND DEALERS AND NON-CUSTOMERS

The Company considers receivables from brokers and dealers and non-customers to be fully collectible at December 31, 2018; accordingly, no allowance for doubtful accounts has been recorded. Bad debt expense was $ - 0 – for the year ended December 31, 2018.

Management monitors outstanding balances and account balances are charged off after all means for collection have been exhausted and the potential for collection is remote. The Company does not have off-balance sheet credit exposure related to the receivables

## New Accounting Pronouncements – ASC 606 Revenue Recognition

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

---

The notes to financial statements are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1, Continued

New Accounting Pronouncements – ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No.2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief rom the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The notes to financial statements are an integral part of these financial statements.

Note 2

## FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

| | |
|---|---|
| Furniture | 7 Years |
| Computer Equipment | 3 Years |
| Office Equipment | 5 Years |

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

## COMMISSIONS

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

## INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2015 through 2018 are subject to examination by the taxing authorities, generally for three years after they were filed.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2018 consists of the following:

| | |
|---|---|
| Furniture | $ 66,714 |
| Computer Equipment | 15,917 |
| Office Equipment | 3,672 |
| Total | 86,303 |
| Less: Accumulated Depreciation | 80,703 |
| Net Furniture and Equipment | $ 5,600 |

Depreciation expense for the year ended December 31, 2018 was $1,898.

Note 3

OTHER BORROWED FUND

Loan payable to AFCO. Payable in monthly installments of $1,768.20, including interest at a rate of 9.85% maturing July 16, 2019.
This loan is unsecured.                                            $ 11,981

Interest expense for the year ended December 31, 2018 was $237.

Note 4

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense incurred for the year ended December 31, 2018 was $25,854. As of December 31, 2018, the remaining future minimum lease payments are as follows:

| | |
|---|---|
| December 31, 2019 | $ 24,863 |
| December 31, 2020 | 25,609 |
| December 31, 2021 | 10,802 |
| Total Operating Lease Commitments | $ 61,274 |

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 5

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2018, there was no discretionary contribution.

Note 6

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2018 the Company had net capital of $82,882 which was $43,371 in excess of the $39,511 required to be maintained at that date. The Company's net capital ratio was 7.15 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 7

SUBSEQUENT EVENTS

Management has evaluated events through February 21, 2019, the date on which the financial statements were issued.

Note 8

CONTINGENCIES

In the normal course of business, there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 9

CONCENTRATIONS

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

The Company maintains cash and investments at a brokerage firm in which cash and securities are protected from loss by the Securities Investor Protection Corporation (SIPC). The limit of SIPC protection is $500,000, which includes a $250,000 limit for cash. At times, balances may exceed insurable amounts.

Note 10

COMMON STOCK AND TREASURY STOCK

The original Common Stock issued was surrendered on March 2, 2018 and was reissued as Common Stock – Class A. Treasury Stock also was surrendered as of March 2, 2018.

Note 11

COMMON STOCK – CLASS B -SUBSEQUENT EVENT

The original shareholder has entered into an agreement effective March 2, 2018 to sell thirty-three and one third percent (33 1/3%) of his outstanding Class B shares (90 shares) on March 2, 2018, January 1, 2019 and January 1, 2020, respectively.

The original shareholder will retain his Class A ten (10) issued shares. In consideration of entering into this agreement, the purchasing shareholder has agreed to contribute $20,000 into capital.

Note 12

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholder's Equity Qualified for Net Capital | $ | 117,239 |
| Add: | | |
| A. Subordinated Borrowings Allowable in Computation of Net Capital | | 0 |
| Total Capital and Allowable Subordinated Liabilities | | 117,239 |
| Deductions and/or Charges | | |
| A. Non-Allowable Assets | | |
| Receivables From Non-Customers | $ | 3,837 |
| Furniture and Equipment | | 5,600 |
| Other Assets | | 24,920 |
| Total Deductions/and or Charges | | 34,357 |
| Net Capital | | 82,882 |
| AGGREGATE INDEBTEDNESS | | |
| Items Included in Statement of Financial Condition: | | |
| Accounts Payable, Accrued and Other Liabilities | $ | 592,662 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum Net Capital Required | $ | 39,511 |
| Ratio: Aggregate Indebtedness to Net Capital | | 7.15 To 1 |
| RECONCILATION WITH COMPANY'S COMPUTATION | | |
| Net Capital, as Reported in Company's Part II (Unaudited) Focus Report | $ | 82,882 |
| Net Audit Adjustments | | 0 |
| Net Capital Per Above | $ | 82,882 |

The notes to financial statements are an integral part of these financial statements.

- 14 -

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The notes to financial statements are an integral part of these financial statements

- 15 -

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

1.  Customers' fully paid securities and excess margin securities not
    in the respondent's possession or control as of the report date
    (for which instructions to reduce to possession or control had been
    issued as of the report date but for which the required action
    specified under Rule 15c3-3):                                           $_____0

    A.  Number of Items                                                     $_____0

2.  Customers' fully paid securities and excess margin securities for
    which instructions to reduce to possession or control had not been
    issued as of the report date, excluding items arising from "temporary
    lags, which result from normal business operations" as permitted
    under Rule 15c3-3:                                                      $_____0

    A.  Number of Items                                                     $_____0

The notes to financial statements are an integral part of these financial statements

**ROMEO & CHIAVERELLI LLC**
**ONE BALA PLAZA**
**SUITE 234**
**BALA CYNWYD, PA 19004**

### Independent Accountant's Agreed-Upon Procedures Report
### On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
J. Alden Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ( Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by J. Alden Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

**ROMEO & CHIAVERELLI LLC**
**ONE BALA PLAZA**
**SUITE 234**
**BALA CYNWYD, PA 19004**

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Board of Directors:
J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February25, 2019



# *J. Alden Associates, Inc.*

**Peter A. Engelbach**
*President*

*The Pavilion*
*P.O. Box 744*
*Jenkintown, PA 19046*
*(215) 572-8700*
*www.j-alden.com*

EXEMPTION REPORT

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018.
2. J Alden Associates, Inc. met the identified exemption provisions in SEC rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018 without exemption.

Sign: _______________ Date 2/21/19

Officer: President